Fast Food Kitchens Are Understaffed. **Our AI Powered Robotics Fill the Gap.**


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ECOLAB

Ecolab Joins Miso an Investor and Partner

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Solving the Biggest Problem in the $675 Billion Global Fast Food Industry

Our AI-Powered Robotics Can Make Restaurants 3X More Profitable


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Revolutionary Kitchen Technology



Our New Flippy Is 2X Faster

Miso AI





Sippy Is the First POS-Integrated Drink Dispenser

CookRight Brings Machine Learning to Restaurants



Press

Updates



Miso Robotics announces Ecolab partnership and investment



Independent ROI Study on Flippy Highlighted by QSR Magazine



Miso Named Most Innovative Company for Second Year by Fast Company

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